Filed Pursuant to Rules 424(b)(2) and 424(b)(8)

Registration No. 333-158663

This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Pricing Supplement No.

Preliminary Pricing Supplement - Subject to Completion

(To Prospectus dated April 20, 2009

and Series L Prospectus Supplement dated April 21, 2009)

August 23, 2010

$

Step Up Callable Notes, due September [16], 2030

•	The notes are senior unsecured debt securities issued by Bank of America Corporation. All interest payments and the return of the principal amount on the notes are subject to our credit risk.

•

The notes will mature on September [16], 2030. At maturity, if the notes have not been previously redeemed, you will receive for each unit of your notes a cash payment equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.

•	Interest will be paid on March [16] and September [16] of each year, beginning on March [16], 2011.

•	The notes will accrue interest at the following rates per annum during the indicated year of their term:

•	Years 1-5: a rate that will be at least 4.75% (the “Initial Rate”);

•	Years 6-10: the Initial Rate plus at least 1.00%;

•	Years 11-15: the Initial Rate plus at least 2.00%.

•	Years 16-20: the Initial Rate plus at least 3.00%.

•

We will determine the Initial Rate and each subsequent interest rate on the date that the notes are initially priced for sale to the public (the “pricing date”). We will set forth these rates in the final pricing supplement that will be made available in connection with sales of the notes.

•

We have the right to redeem all, but not less than all, of the notes on September [16], 2011, and on any subsequent interest payment date. The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest.

•	Holders of the notes will have the right to have us redeem their notes under the “Survivor’s Option,” as described below.

•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.

•	The notes will not be listed on any securities exchange.

•	In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

•	The CUSIP number for the notes is .

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Original Offering Price	100.00%	$
Underwriting Discount	2.25%	$

Proceeds (before expenses)	97.75%	$

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency, and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-4 of this pricing supplement, page S-4 of the attached prospectus supplement, and page 8 of the attached prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about September [16], 2010 against payment in immediately available funds.

BofA Merrill Lynch

SUMMARY OF TERMS

This pricing supplement supplements the terms and conditions in the prospectus, dated April 20, 2009, as supplemented by the Series L prospectus supplement, dated April 21, 2009 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus. Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

• Title of the Series:	Step Up Callable Notes, due September [16], 2030

• Aggregate Principal Amount Initially Being Issued:	$

• Issue Date:	September [16], 2010

• CUSIP No.:

• Maturity Date:	September [16], 2030

• Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000

• Ranking:	Senior

• Day Count Fraction:	30/360

• Interest Periods:	Semi-annual

• Interest Payment Dates:	March [16] and September [16] of each year, beginning on March [16], 2011, with the final interest period ending on September [16], 2030.

• Interest Rates:

The notes will accrue interest during the following periods at the following rates per annum:

Dates:                             Annual Rate:

September [16], 2010 to but excluding September [16],

2015                             a rate that will be at least 4.75% (the “Initial Rate”)

September [16], 2015 to but excluding September [16],

2020                             the Initial Rate plus at least 1.00%

September [16], 2020 to but excluding September [16],

2025                             the Initial Rate plus at least 2.00%

September [16], 2025 to but excluding September [16],

2030                             the Initial Rate plus at least 3.00%

We will determine the Initial Rate and each subsequent interest rate on the pricing date. We will set forth these rates in the final pricing supplement that will be made available in connection with sales of the notes.

• Survivor’s Option:	Holders of the notes will have the right to have us redeem their notes under the “Survivor’s Option,” as described below.

• Optional Early Redemption:	We have the right to redeem all, but not less than all, of the notes on September [16], 2011, and on any subsequent interest payment date. The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to call the notes, we will give notice to the senior trustee at least five business days but not more than 60 calendar days before the specified early redemption date.

• Business Days:	If any interest payment date, any early redemption date, or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.

• Repayment at Option of Holder:	None

• Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth day of the month in which the applicable interest payment is due.

• Calculation Agent:	Merrill Lynch Capital Services, Inc.

• Listing:	None

RISK FACTORS

Your investment in the notes entails significant risks. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

The notes are subject to our early redemption. We may redeem all, but not less than all, of the notes on any interest payment date on or after September [16], 2011. You should expect to receive less than five business days’ notice of that redemption, and if you intend to purchase the notes, you must be willing to have your notes redeemed as early as that date. We are generally more likely to elect to redeem the notes during periods when the remaining interest to be accrued on the notes is to accrue at a rate that is greater than that which we would pay on our traditional interest bearing debt securities having a maturity equal to the remaining term of the notes.

If we redeem the notes prior to the maturity date, you may not be able to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the notes would have been if they had not been redeemed.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated negative changes in our credit ratings prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell the notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the underwriting discount in respect of the notes and other costs associated with the notes, and compensation for developing and hedging the notes. The quoted price of any of our affiliates for the notes could be higher or lower than the principal amount of the notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which a selling agent or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the original public offering price of the notes. This is due to, among other things, the fact that the original public offering price includes, and secondary market prices are likely to exclude, the underwriting discount with respect to, and the development and hedging costs associated with, the notes.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes that it offers, but neither MLPF&S or any of our other affiliates is required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer any series of the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;

•	the aggregate amount outstanding of the notes;

•	our right to redeem the notes on or after September [16], 2011;

•	the level, direction, and volatility of market interest rates generally;

•	general economic conditions of the capital markets in the United States;

•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the stock markets generally; and

•	any market-making activities with respect to the notes.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

SURVIVOR’S OPTION

Under the “Survivor’s Option,” we have agreed to repay your notes, if requested by the authorized representative of the beneficial owner, following the death of the beneficial owner, so long as the notes were acquired by the beneficial owner at least six months prior to the request.

Upon the valid exercise of the Survivor’s Option and the proper tender of the notes for repayment, we will repay your notes, in whole or in part, at a price equal to 100% of the principal amount of the deceased beneficial owner’s beneficial interest in the notes, plus any accrued and unpaid interest to the date of repayment.

To be valid, the Survivor’s Option must be exercised by or on behalf of the person who has authority to act on behalf of the deceased beneficial owner of the notes under the laws of the applicable jurisdiction (including, without limitation, the personal representative of or the executor of the estate of the deceased beneficial owner or the surviving joint owner with the deceased beneficial owner).

A beneficial owner of a note is a person who has the right, immediately prior to such person’s death, to receive the proceeds from the disposition of that note, as well as the right to receive payment of the principal of the note.

The death of a person holding a beneficial ownership interest in a note as a joint tenant or tenant by the entirety with another person, or as a tenant in common with the deceased holder’s spouse, will be deemed the death of a beneficial owner of that note, and the entire principal amount of the note held in this manner will be subject to repayment by us upon exercise of the Survivor’s Option. However, the death of a person holding a beneficial ownership interest in a note as tenant in common with a person other than such deceased holder’s spouse will be deemed the death of a beneficial owner only with respect to such deceased person’s interest in the note, and only the deceased beneficial owner’s percentage interest in the principal amount of the note will be subject to repayment.

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interests in a note will be deemed the death of the beneficial owner of that note for purposes of the Survivor’s Option, regardless of whether that beneficial owner was the registered holder of the note, if the beneficial ownership interest can be established to the satisfaction of the trustee. A beneficial ownership interest will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife. In addition, the beneficial ownership interest in a note will be deemed to exist in custodial and trust arrangements where one person has all of the beneficial ownership interest in that note during his or her lifetime.

We have the discretionary right to limit the aggregate principal amount of notes as to which exercises of the Survivor’s Option will be accepted by us from all authorized representatives of deceased beneficial owners in any calendar year to an amount equal to the greater of $2,000,000 or 2% of the principal amount of all notes outstanding as of the end of the most recent calendar year. We also have the discretionary right to limit the aggregate principal amount of notes as to which exercises of the Survivor’s Option will be accepted by us from the authorized representative for any individual deceased beneficial owner of notes in any calendar year to $250,000. In addition, we will not permit the exercise of the Survivor’s Option for a principal amount less than $1,000 and we will not permit the exercise of the Survivor’s Option if such exercise will result in a note with a principal amount of less than $1,000 outstanding.

An otherwise valid election to exercise the Survivor’s Option may not be withdrawn. An election to exercise the Survivor’s Option will be accepted in the order that it was received by the trustee, except for any note the acceptance of which would contravene any of the limitations described above. Notes accepted for repayment through the exercise of the Survivor’s Option normally will be repaid on the first interest payment date that occurs 20 or more calendar days after the date of the acceptance. For example, if the acceptance date of a note tendered pursuant to a valid exercise of the Survivor’s Option is August 30, 2011, we would normally, at our option, repay or repurchase that note on the interest payment date occurring on March [16], 2012, because the September [16], 2011 interest payment date would occur less than 20 days from the date of acceptance. Each tendered note that is not accepted in a calendar year due to the application of any of the limitations described in the preceding paragraph will be deemed to be tendered in the following calendar year in the order in which all such notes were originally tendered. If a note tendered through a valid exercise of the Survivor’s Option is not accepted, the trustee will deliver a notice by first-class mail to the registered holder, at that holder’s last known address as indicated in the note register, that states the reason that note has not been accepted for repayment.

Since the notes will be represented by a global note, DTC, as depository, or its nominee will be treated as the holder of the notes and will be the only entity that can exercise the Survivor’s Option for such notes. To obtain repayment of a note pursuant to exercise of the Survivor’s Option, the deceased beneficial owner’s authorized representative must provide the following items to the broker or other entity through which the beneficial interest in the note is held by the deceased beneficial owner:

•	appropriate evidence satisfactory to the trustee that:

(a) the deceased was the beneficial owner of the note at the time of death and his or her interest in the note was acquired by the deceased beneficial owner at least six months prior to the request for repayment,

(b) the death of the beneficial owner has occurred and the date of death, and

(c) the representative has authority to act on behalf of the deceased beneficial owner;

•

if the beneficial interest in the note is held by a nominee of the deceased beneficial owner, a certificate satisfactory to the trustee from the nominee attesting to the deceased’s beneficial ownership of that note;

•

a written request for repayment signed by the authorized representative of the deceased beneficial owner with the signature guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office or correspondent in the United States;

•	if applicable, a properly executed assignment or endorsement;

•

tax waivers and any other instruments or documents that the trustee reasonably requires in order to establish the validity of the beneficial ownership of the note and the claimant’s entitlement to payment; and

•

any additional information the trustee requires to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership or authority to make the election and to cause the repayment of the note.

In turn, the broker or other entity will deliver each of these items to the trustee and will certify to the trustee that the broker or other entity represents the deceased beneficial owner.

We retain the right to limit the aggregate principal amount of notes for which exercises of the Survivor’s Option will be accepted in any one calendar year as described above. All other questions regarding the eligibility or validity of any exercise of the Survivor’s Option will be determined by the trustee, in its sole discretion, which determination will be final and binding on all parties.

The broker or other entity will be responsible for disbursing payments received from the trustee to the authorized representative. See the section entitled “Registration and Settlement” in the attached prospectus.

Forms for the exercise of the Survivor’s Option may be obtained from The Bank of New York Mellon Trust Company, N.A., 2001 Bryan Street, 10th Floor, Dallas, Texas 75201, Attention: Survivor Option Department, 1-800-254-2826 or email them at survivors_options@bnymellon.com.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

The following discussion supplements, is subject to the same qualifications and limitations as, and should be read in conjunction with the discussion in the prospectus supplement under the caption “U.S. Federal Income Tax Considerations,” and in the prospectus under the caption “U.S. Federal Income Tax Considerations.” To the extent inconsistent, the following discussion supersedes the discussion in the prospectus supplement and the prospectus.

This discussion only applies to U.S. holders (as defined in the accompanying prospectus) that are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In particular, this summary is directed solely to U.S. holders that will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

The notes will be treated as debt instruments for U.S. federal income tax purposes. The notes provide for an initial fixed rate of interest that increases in subsequent periods. In addition, the notes provide us with the right to redeem the notes on September [16], 2011 and on each subsequent interest payment date at a redemption price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest. Solely for purposes of computing the yield and maturity of a debt instrument, applicable Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument. This assumption is made solely for U.S. federal income tax purposes of determining whether the notes are issued with OID and is not an indication of our intention to call or not to call the notes at any time. The yield on the notes would be minimized if we call the notes on September [16], 2015. Accordingly, solely for purposes of determining the yield and maturity of the notes we are deemed to exercise our right to redeem the notes on such date and the notes should be treated as maturing on that date. Therefore, the notes should not be treated as having been issued with original issue discount (“OID”). If we do not call the notes on such date, solely for purposes of determining the yield and maturity of the notes, the notes should be deemed to be retired and reissued for an amount equal to their adjusted issue price on that date. This deemed retirement and reissuance should not result in any taxable gain or loss to you. Solely for purposes of determining yield and maturity, the deemed reissued notes should be subject to the rules discussed above. By application of those rules, the deemed reissued notes should be treated as fixed rate debt instruments not bearing OID. The same analysis would apply to each subsequent interest rate step up date.

You should consult the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders” as it relates to fixed rate debt instruments not bearing OID in the accompanying prospectus for a description of the consequences to you of the ownership and disposition of the notes.

With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement.

The selling agent will receive the compensation set forth on the cover of this pricing supplement as to the notes sold through its efforts. You must have an account with the selling agent to purchase the notes.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)). Accordingly, the offering of the notes will conform to the requirements of NASD Rule 2720.

The selling agent is not acting as your fiduciary or advisor, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

We may deliver the notes against payment therefore in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement. See “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account. Under the terms of our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”), or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee, or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.